Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2003)

MAY 19, 2004

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM INDEX

     The following is an index of the Annual Information Form referencing the requirements of Form 44-101F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in Rogers Communications Inc.’s Management’s Discussion and Analysis (the “2003 MD&A”) for the fiscal year ended December 31, 2003 and in the Rogers Communications Inc. Management Information Circular (the “2004 Information Circular”) dated April 21, 2004 each of which is filed on SEDAR and incorporated herein by reference as noted below.

	Page reference / incorporated
	by reference from
	Annual Information	2003		2004
	Form	MD&A		Information Circular
Item 1 – Cover Page	1
– Index	2
Item 2 – Corporate Structure
2.1 – Name and Incorporation	3
2.2 – Intercorporate Relationships	4	6, 56-61	(1)
Item 3 – General Development of the Business
3.1 – Three Year History	5-8
3.2 – Significant acquisitions and significant dispositions	n/a
3.3 – Trends		20,33,43	(2)
Item 4 – Narrative Description of the Business
4.1 – General — Business Overview		1-6	(3)
– Rogers Cable		18-22 (3) , 24	(4)
– Roger Wireless		31-34(3), 35	(4)
– Rogers Media		43-44 (3), 45	(4)
– Employees		17	(5)
– Properties, Trademarks, Environmental and Other Matters	9	6, 56-61	(1)
Item 5 – Selected Consolidated Financial Information
5.1 – Annual Information	10-11
5.2 – Dividends		62-63	(6)
Item 6 – Management’s Discussion and Analysis		1-66	(7)
Item 7 – Market for Securities	12
Item 8 – Directors and Officers	12-17			3-4(8), 35	(9)
Item 9 – Additional Information	18			3-4	(10)

(1)	Under the heading “Intercompany and Related Party Transactions”.

(2)	Under the headings “Recent Cable Industry Trends”, “Recent Wireless Industry Trends”, “Recent Media Industry Trends”.

(3)	Under the headings “Overview”, “Company Strategy”, “Key Performance Indicators” “Seasonality” “Overview of Government Regulation” and “Competition”.

(4)	Under the Heading “Summarized Financial Results”.

(5)	Under the heading “Employees”.

(6)	Under the heading “Dividends and Other Payments on RCI Securities”.

(7)	Entire 2003 MD&A.

(8)	Under the heading “Shares Entitled to be Voted at the Class A Meetings and Class B Meeting – Shares and Principal Holders Thereof – paragraphs 1 and 2.

(9)	Under the heading “Board Committees.

(10)	Under the heading “Shares Entitled to be Voted at the Class A Meting and Class B Meeting – Restriction on Transfer Voting and Issue of Shares”.

ITEM 2 — CORPORATE STRUCTURE

Item 2.1 — Name and Incorporation Rogers Communications Inc. (“Rogers”, “RCI” or the “Company”) is a diversified public Canadian holding company. RCI has been continued under the Company Act (British Columbia).

In May 2002, the articles of the Company were amended to provide that each holder of one or more Class A Voting Shares shall be entitled as such to twenty-five (25) votes in respect of each Class A Voting Share held.

In May 2003, the constating documents of RCI were changed to: (i) alter the Memorandum of the Company by cancelling all authorized but unissued Class A Voting Shares of the Company; and (ii) amend the Articles of the Company to provide that the directors may not attach any right to any series of preferred shares of the Company created after May 30, 2003 that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and that the preferred shares of any such series shall have no right to vote at any such general meeting.

For the purposes of this report, Rogers’ operations have been reported in three segments: “Cable” or “Rogers Cable”, which refers to Rogers’ wholly-owned subsidiary Rogers Cable Inc. and its wholly-owned operating subsidiary; “Wireless” or “Rogers Wireless” which refers to Rogers’ 55.8% owned subsidiary Rogers Wireless Communications Inc. (“RWCI”) and RWCI’s wholly-owned operating subsidiaries, and “Media” or “Rogers Media”, which refers to Rogers’ wholly-owned subsidiary Rogers Media Inc. and Media’s wholly-owned subsidiaries Rogers Broadcasting Limited (“Broadcasting”) and Rogers Publishing Limited (“Publishing”).

Item 2.2 — Intercorporate Relationships The following summary organization chart illustrates, as of December 31, 2003, the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of incorporation of each entity shown. Summary operating data has also been provided at December 31, 2003.

WIRELESS

•	A leading Canadian wireless communications service provider, with over 4.0 million customers at December 31, 2003, including approximately 3.8 million wireless voice and data subscribers representing approximately 12.9% of the population residing in Wireless’ coverage area and approximately 241,000 one-way messaging subscribers.

•	Operate both a Global System for Mobile Communications/General Packet Radio Services (GSM/GPRS) network and an integrated Time Division Multiple Access (TDMA) and analog network. Wireless’ GSM/GPRS provides coverage to approximately 93% of network Canada’s population. Wireless’s integrated TDMA network provides coverage to approximately 85% of Canada’s population in digital mode, and approximately 93% of the Canadian population in analog mode.

•	Wireless’ products and services are marketed through a nationwide distribution network of over 7,000 dealer and retailer locations.

CABLE

•	Rogers Cable and its wholly-owned operating subsidiary is Canada’s largest cable television company, which owns and operates cable systems in Ontario, New Brunswick and Newfoundland serving approximately 2.3 million basic cable subscribers at December 31, 2003.

•	Advanced digital cable service serving 535,300 households.

•	Internet access service serving 790,500 customers.

•	Owns and operates Canada’s second largest chain of video stores (279 stores).

•	On December 31, 2003, the Company executed a corporate reorganization that involved the transfer of substantially all of the assets of the Company to wholly-owned subsidiary, Rogers Cable Communications Inc. (“RCCI”). As part of the reorganization, the Company’s subsidiaries, Rogers Cablesystems Ontario Limited, Rogers Ottawa Limited/Limitée, Rogers Cable Atlantic Inc. and Rogers Cablesystems Georgian Bay Limited, amalgamated with and continued as RCCI. As a result of the reorganization, the Company through RCCI, continues to conduct all of the operations and provide all of the Company’s services.

MEDIA

•	Publishing group produces approximately 70 consumer magazines and trade and professional publications and directories.

•	Broadcasting group comprises 43 radio stations across Canada (32 FM and 11 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a regional sports specialty service (Rogers Sportsnet), Canada’s only nationally televised shopping service (The Shopping Channel). Broadcasting holds minority interests in several specialty television services, including Viewer’s Choice Canada, Outdoor Life Network (OLN), TechTV Canada, The Biography Channel Canada, MSNBC Canada and certain other minority interest investments.

•	In addition to more traditional delivery methods, the Media group also delivers content over the Internet for many of the individual broadcasting and publishing properties.

(1)	Undiluted. Comprises a 67.4% voting interest. On a fully diluted basis, RCI’s equity and voting interests in RWCI were 54.5% and 67.2%, respectively, at December 31, 2003.

(2)	The Company owns an 80% interest in the Toronto Blue Jays Baseball Club as at December 31, 2003.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

Item 3.1 — Three Year History

2004 Year-to-Date Developments

Cable

•	On March 11, 2004, Cable completed an offering of U.S. $350.0 million aggregate principal amount of Senior Secured Second Priority Notes due 2014. Cable intends to use approximately U.S. $243.3 million of the net proceeds to refinance the drawdown under its New Bank Credit Facility, which was used to fund the redemption on February 23, 2004 of $300.00 million 9.65% Senior Secured Debentures due 2014 at a redemption price of 104.825%. Cable intends to use the balance of the net proceeds from this offering to repay other existing indebtedness outstanding under the New Bank Credit Facility and for general corporate purposes.

•	Together with RCI, Rogers Cable announced an initiative on February 12, 2004, to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas. Rogers Cable plans to provide Canadian consumers and small businesses in its cable service areas with access to a high quality telephone service with all of the traditional functionality, reliability and quality of service that they expect today. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. The Company expects the property, plant and equipment (“PP&E”) expenditures required to deploy this platform will be approximately $200 million over two years. The Company also expects the majority of the PP&E expenditures will occur in the first 12 to 18 months of the deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition.

Cable is currently refining its business strategies with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates. In addition, together with RCI, Cable is considering offering the telephony services described above through another wholly owned RCI subsidiary, Rogers Telecom Inc. (Rogers Telecom). Although Cable’s business strategies and organizational structure with respect to telephony services continue to be refined, it plans to incur most or all of the PP&E expenditures described above to upgrade its network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, Cable would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of the Cable’s network.

•	Rogers Cable announced an agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded Internet services to current and future customers of Cable’s Internet access services. Under the multi-year agreement, in return for payment by Cable of a monthly fee, Yahoo will assume operation of Cable’s e-mail services and provide a suite of customized Yahoo content, products and services to Cable’s Internet access customers. This content and these products and services will include a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities and multi-media services. Depending on the level of Internet access service subscribed to, subscribers will receive some or all of these features as part of their subscription. The agreement also contemplates Yahoo and Cable collaborating to offer premium packages of products and services to Cable’s subscribers for an additional fee.

Wireless

•	On April 28, 2004, RCI received notice from AT&T Wireless Services Inc. (“AWE”) of its intent to explore options to monetize its stake in Wireless. AWE’s stake consists of 48.6 million Class A Multiple Voting shares and Class B Restricted Voting shares of Rogers Wireless that are held through JVII Partnership (“JVII”). The letter received by RCI states AWE’s interest in negotiating with RCI for a period of 21 days to attempt to reach an agreement on a private sale to RCI. RCI intends to follow the disposition process provided for in the Shareholders’ Agreement.

•	On February 20, 2004, RWI completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the proceeds were used on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums

2003 Highlights

Cable

•	Network rebuild project progressed further, increasing to 96% of Rogers Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	Continued to expand the availability of video-on-demand (VOD) service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD content agreements with various production studios to bring the total number of available titles to over 1,000.

•	Increased the throughput of its Hi-Speed Internet service up to 3Mbps, introduced its personal video recorders (PVR), and launched nine new high definition television (HDTV) channels.

•	Issued US$350 million (Cdn. Equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. Proceeds of this financing were used to repay advances outstanding under Cable’s bank credit facility, intercompany debt owing to RCI and to redeem US$74.8 million aggregate principal amount of Cable’s 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.

Wireless

•	Completed the deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across the national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network. Began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on its network.

•	In 2003, Wireless announced that it would transition the branding to Rogers Wireless from Rogers AT&T Wireless. On March 8, 2004, it began the transition, bringing greater clarity to the Rogers brand in Canada. As a result, a non-cash charge in 2003 of approximately $20.0 million was recorded to reflect the accelerated amortization of the associated brand licence costs, as the decision was made to terminate in 2003.

Media

•	Broadcasting successfully completed the reformatting of several of its radio stations during 2003 which has resulted in significant ratings boosts in several of its key markets.

•	Publishing announced it is preparing to launch Canada’s first paid circulation shopping magazine for young women beginning in the summer of 2004.

•	Media announced an investment by Broadcasting in 50% of CTV’s mobile production and distribution business, Dome Productions. This partnership will accelerate the production and distribution of HDTV content in Canada. The transaction was successfully completed on January 2, 2004.

2002 Highlights

Cable

•	Applied for and received basic rate deregulation in all systems that were formerly basic cable rate regulated, leaving no systems basic rate regulated;

•	Commercially launched video-on-demand (VOD) service, at the time covering an area of 530,000 homes passed in central Toronto, complete with a library of over 400 titles;

•	Completed a $450 million debt offering in Canada and two U.S. debt offerings totalling US$550 million (approximately Cdn$860 million), as well as the establishment of an amended and restated $1,075 million bank credit facility, providing additional liquidity. Proceeds of these financings, together with $141.4 million proceeds from swap terminations, were used to repurchase US$280.2 million principal amount of U.S. dollar-denominated debt, prepay Cable’s $300 million Floating Rate Note, repay outstanding bank debt and for general corporate purposes.

Wireless

•	Completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS service at 850 MHz late in 2002;

•	Commenced cross-border GSM roaming into the U.S. with AT&T Wireless Services, Inc. (“AWE”) and Cingular Wireless LLC, and into 54 other countries around the world;

•	Repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long term debt, resulting in a gain of $31.0 million.

Media

•	Launched second over-the-air multicultural channel, OMNI.2, within 5 months of being awarded the license through leveraging much of the existing infrastructure of CFMT-TV, now rebranded OMNI.1;

•	Integration of Rogers Sportsnet and of the 13 radio stations acquired from Standard Radio Inc., including the relocation of The FAN590 within Radio’s Toronto Broadcasting operations.

2001 Highlights

Cable

•	The February 2001 acquisition by Rogers, and its subsequent transfer to Cable, of all of the outstanding shares of Cable Atlantic Inc. (since renamed Rogers Cable Atlantic Inc. and amalgamated with and continued as RCCI), serving approximately 75,000 basic cable subscribers in Newfoundland;

•	The launch of up to 60 new digital only specialty channels in September 2001, more than any other Canadian cable or satellite provider at that time, the majority of which were offered to customers on a free preview basis until January 2002;

•	In the fourth quarter of 2001, Cable launched up to eight channels of HDTV and was also the first multiple system operator (MSO) to launch Enhanced TV in Canada, enabling subscribers with an enhanced enabled set-top box to see icons flashed on the screen when additional features are available, such as information and the ability to order products and services;

•	The acceleration and substantial completion of the transition of Internet customers from the At Home network to Cable-owned network and platforms. By the end of January 2002, Cable had transitioned all of its Internet customers to its new IP network, regional data centre and e-mail platform.

Wireless

•	Successfully participated in Industry Canada’s spectrum licensing auction in January 2001, which resulted in the acquisition of 23 licenses of 10 MHz each of spectrum in various regions across Canada;

•	Launched 1.9GHz GSM/GPRS wireless voice and data services to 85% of the Canadian population (reached 93% in 2002);

•	Completed the implementation of the new AMDOCS billing and customer care system with the integration of data and messaging customers;

•	Completed three financing transactions:

1.	On April 12, 2001, Rogers Wireless Inc. amended its bank credit facility to provide it with a revolving credit facility of $700 million with no reduction until April 30, 2006 and a final maturity on April 30, 2008;

2.	On April 18, 2001, Wireless completed an equity rights offering, yielding approximately $419.9 million, net of costs; and

3.	On May 2, 2001, Rogers Wireless Inc. completed a debt issue in an aggregate amount of US$500 million (approximately Cdn$770 million) of 9.625% Senior Secured Notes due May 1, 2011, the full amount of which has been hedged with respect to foreign exchange.

Media

•	In September 2001, Media sold Bowdens Media Monitoring Limited for total cash proceeds of $40.3 million, which translated into a gain before income taxes of $33.4 million;

•	In November 2001, Rogers acquired, and subsequently transferred to Broadcasting, an additional 40% of CTV Sportsnet Inc. (since renamed Rogers Sportsnet Inc.) for $132.8 million, which, together with previously purchased interests, brings Broadcasting’s interest to 80% of the voting shares of Sportsnet. The remaining 20% of Sportsnet is held by Fox Sportsnet Canada Holding LLC;

•	Executed an agreement, subject to CRTC approval (received in March 2002), to purchase the assets of 13 radio stations, including the all-sports Toronto AM radio station The FAN590, for total cash consideration of $100 million;

•	Initiated a project to review all operations, resulting in a reduction in Media’s overall workforce and, more importantly, rationalized the manner in which Media operates. Through this initiative, the iMedia group was dismantled with certain of the websites being shut down and the remaining websites being integrated into the operations of existing Media operating groups;

•	In January 2001, Media entered into a new bank loan agreement which provides for a $500 million revolving bank credit facility, which matures on September 30, 2006.

ITEM 4 — NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS

In most instances, the Company owns the assets essential to its operations. The major fixed assets of the Company are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.

Wireless owns a Toronto office complex in which its executive offices are located. Wireless is also leasing a majority of this office space to RCI and other subsidiaries of RCI. In addition, the Company owns service vehicles, data processing facilities and test equipment. Most of the Company’s assets are subject to various security interests in favour of lenders.

RCI’s subsidiaries also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system and roof rights. The Company either owns or leases land for the placement of hub sites and headends and space for other portions of the distribution system. The Company also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long term leases. Rogers Wireless’ wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces. Rogers Cable’s cable network is clustered in three key urban markets in southern Ontario (Toronto, Ottawa, and the Guelph to London corridor), New Brunswick and Newfoundland.

The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years.

The Company has committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Contractual Obligations” contained on page 63 of the MD&A are incorporated herein by reference.

ITEM 5 – SELECTED CONSOLIDATED FINANCIAL INFORMATION

Years ended December 31
(thousands of dollars, except per share amounts)	2003	2002	2001
Income and Cash Flow
Revenue (1)
Cable (1)	$1,788,122	$1,614,554	$1,446,599
Wireless (1)	2,207,794	1,891,514	1,640,889
Media	854,992	810,805	721,710
Corporate / Telecom	(59,052)	(50,088)	4,772

Total revenue	4,791,856	4,266,785	3,813,970

Cost of sales (1)	645,232	550,246	457,317
Sales and marketing expenses (1)	742,778	697,579	581,177
Operating, general and administrative expense (1)	1,954,950	1,877,346	1,822,955

Total expenses	3,342,960	3,125,171	2,861,449

Operating Profit (2)
Cable	663,474	563,480	516,805
Wireless	727,572	527,687	411,945
Media	106,724	87,635	68,306
Corporate/ Telecom	(48,874)	(37,188)	(44,535)

	1,448,896	1,141,614	952,521

Net Income (loss)	$129,193	$312,032	$(464,361)

Additions to property, plant and equipment, as previously reported (3)	$963,742	$1,261,983	$1,420,747
Change in non-cash working capital related to PP&E	81,416	(52,238)	87,273
PP&E expenditures (4)	$1,045,158	$1,209,745	$1,508,020

Average Class A and Class B shares outstanding (000’s)	225,918	213,570	208,644
Per Share
Earnings (loss) - basic	$0.35	$1.05	$(2.56)
- diluted	$0.34	$0.83	$(2.56)
Cash dividends per share:
Class B Non-Voting shares	$0.05	$—	$—
Class A Voting shares	$0.05	$—	$—
Series E Preferred shares	$0.05	$—	$—
Balance Sheet (5)
Assets:
Current assets	$729,823	$711,290	$726,469

Total assets	$8,465,495	$8,524,503	$8,810,379

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities	$1,140,922	$1,201,156	$1,597,328
Long-term debt	5,293,518	5,675,491	4,568,718
Other long-term liabilities	70,333	83,569	16,476
Non-controlling interest	193,342	132,536	186,377
Shareholders’ equity (deficiency)	1,767,380	1,404,035	2,304,291

	$8,465,495	$8,524,503	$8,810,379

(1)	As a result of retroactively adopting new Canadian accounting standards, including Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables”, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, we made the following changes to our classification of certain revenue and expense items:

•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new Cable or Wireless subscriber, or as a reduction to operating, general and administrative expense in the case of an existing Wireless subscriber.

•	Equipment subsidies provided to new and existing Wireless subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber, or as an operating, general and administrative expense in the case of an existing subscriber.

Wireless equipment costs for equipment provided under retention programs to existing Wireless subscribers are now recorded as equipment cost of sales. Previously, these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	Year Ended December 31,
	2003	2002	2001
	(in thousands of dollars)
Cable Revenue
As previously reported	1,769,220	1,596,401	1,433,029
As reclassified	1,788,122	1,614,554	1,446,599
Wireless Revenue
As previously reported	2,282,203	1,965,927	1,753,145
As reclassified	2,207,794	1,891,514	1,640,889
Total Revenue
As previously reported	4,847,363	4,323,045	3,912,656
As reclassified	4,791,856	4,266,785	3,813,970
Cost of sales
As previously reported	505,951	458,838	402,021
As reclassified	642,243	545,684	457,317
Sales and Marketing expenses
As previously reported	905,274	833,038	721,471
As reclassified	742,778	697,579	581,177
Operating, general and administrative expenses:
As previously reported	1,987,242	1,889,555	1,836,643
As reclassified	1,957,939	1,881,908	1,822,955
Total expenses
As previously reported	3,398,467	3,181,431	2,960,135
As reclassified	3,342,960	3,125,171	2,861,449

(2)	Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include losses from investments accounted for by the equity method, foreign exchange gains, loss on repayment of long-term debt, gain (loss) on the sale of other investments, writedown of investments, the gain on the disposition of AT&T Canada Deposit Receipts, other income and non-controlling interest as well as the 2002 workforce reduction costs and the Wireless net recovery related to the change in estimates of sales tax and CRTC contribution liabilities. Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results and is often referred to in the industry either as earnings before interest taxes, depreciation and amortization (EBITDA) or as operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. It is intended to measure our ability to incur or service debt and to invest in property, plant and equipment (PP&E), and allows us to compare ourselves to peers and competitors that have different capital or organizational structures. This measure is not a defined term under GAAP.

(3)	Additions to property, plant and equipment as stated based on the accrual basis, which is a non-GAAP measure.

(4)	In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard establishes standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard and as a result have, within our Consolidated Statement of Cash Flow, reclassified the change in non-cash working capital items related to PP&E to PP&E expenditures under investing activities. This change had the impact of increasing (decreasing) PP&E expenditures on the Statement of Cash Flows, as compared to our previous method of presentation, by $81.4 million, ($52.2 million) and $87.3 million in the years ended December 31, 2003, 2002 and 2001 respectively, with a corresponding change in both periods to non-cash working capital items.

(5)	In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard establishes standards for financial reporting in accordance with Canadian GAAP and applies to the Company’s 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The Company has reviewed this new standard and as a result have adopted a classified balance sheet presentation as it believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

DIVIDEND

This information under the heading “Dividends and Other Payments on RCI Equity Securities” contained on page 62 to 63 of the 2003 MD&A is incorporated herein by reference.

ITEM 6 — MANAGEMENT’S DISCUSSION AND ANALYSIS

The 2003 MD&A is incorporated herein by reference.

ITEM 7 — MARKET FOR SECURITIES

RCI Class A Voting shares (RCI.A, CUSIP # 775109101) are listed on the Toronto Stock Exchange. RCI Class B Non-Voting shares (in Canada: RCI.B, in United States: RG, CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

ITEM 8 — DIRECTORS AND OFFICERS

As at December 31, 2003, RCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate 51,754,959 Class A Voting shares of RCI, representing approximately 92.0% of the issued and outstanding Class A Voting shares of RCI.

Each Class A Voting Share of RCI carries the right to twenty-five votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting Shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. Under applicable Canadian securities laws, an offer to purchase Class A Voting Shares of RCI would not require that an offer be made to purchase Class B Non-Voting Shares of RCI.

     Following is a list of directors and officers of the Company prepared as of December 31, 2003, indicating their municipality of residence and their principal occupation within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board of Directors.

Name	Position
H. Garfield Emerson, Q.C. (1)(2)(3)(4)(6)(12)	Director and Chairman
Philip B. Lind	Director and Vice Chairman
Edward S. Rogers, O.C. (2)(3)(6)(7)	Director and President and Chief Executive Officer
Alan D. Horn	Vice President, Finance and Chief Financial Officer
Ronan D. McGrath	President, Rogers Shared Services and Chief Information Officer
Nadir H. Mohamed	Senior Vice President, Wireless Telecommunications
Edward Rogers (2)(6)(7)(8)	Director and Senior Vice President, Cable Communications
Anthony P. Viner	Senior Vice President, Media
Alexander R. Brock	Vice President, Business Development
Donald B. Burt	Vice President, Human Resources
Michele M. Cotton	Vice President, Capital Reporting
M. Lorraine Daly	Vice President, Treasurer
Bruce D. Day	Vice President, Corporate Development
Kenneth G. Engelhart	Vice President, Regulatory
Gregory J. Henderson	Vice President, Group Controller
Jan L. Innes	Vice President, Communications
Roger D. Keay	Vice President, Technology
Bruce M. Mann	Vice President, Investor Relations
Graeme H. McPhail	Vice President & Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Melinda M. Rogers (7)(8)	Director and Vice President, Strategic Planning and Venture Investments
Thomas A. Turner, Jr.	Vice President, Convergence
E. Jennifer Warren	Vice President & Assistant General Counsel
David J. Watt	Vice President, Business Economics
Richard Wong	Vice President, Business Performance
Daphne Evans	Assistant Secretary
Ronald D. Besse (1)(4)(5)	Director
Albert Gnat, Q.C. (3)(4)(5)(10)	Director
Thomas I. Hull (2)(3)(4)(6)	Director
Robert W. Korthals (4)(5)	Director
Alexander Mikalachki (1)	Director
The Hon. David R. Peterson, P.C., Q.C. (1)(11)	Director
Loretta A. Rogers (7)	Director
William T. Schleyer (4)	Director
Ian H. Stewart, Q.C. (1)(9)	Director
Peter C. Godsoe, O.C.	Director
John A. Tory, Q.C. (2)(3)(4)(6)(7)	Director
J. Christopher C. Wansbrough (1)(2)(5)(6)	Director
W. David Wilson (1)	Director

(1)	Denotes member of Audit Committee.

(2)	Denotes member of Executive Committee.

(3)	Denotes member of the Nominating and Corporate Governance Committee.

(4)	Denotes member of the Management Compensation Committee.

(5)	Denotes member of the Pension Committee.

(6)	Denotes member of the Finance Committee.

(7)	Loretta A. Rogers is married to Edward S. Rogers. Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers. John H. Tory, Q.C. is the son of John A. Tory, Q.C.

(8)	On February 7, 2003 RCI announced changes to the management structure of Cable coincident with the announcement by John H. Tory to seek public office and the process of transitioning his responsibilities at Rogers. Effective February 7, 2003 Edward Rogers was appointed President and Co-Chief Executive Officer of Cable, John H. Tory was appointed Chairman and Co-Chief Executive Officer of Cable and Dean MacDonald was appointed Executive Vice President and Chief Operating Officer of Cable. Effective April 11, 2003 Melinda Rogers was appointed Vice President, Strategic Planning and Venture Investments of RCI. Mr. John H. Tory resigned as an executive officer of Cable and RCI, effective May 2003, but continued in the employment of the Company in an advisory capacity until December 31, 2003.

(9)	Mr. Stewart resigned from his position as Assistant Secretary of RCI in April 2003.

(10)	Mr. Gnat died on April 15, 2004.
(11)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998.
(12)	Mr. Emerson was a director of Livent Inc. when the Ontario Securities Commission issued a cease trade order at the request of Livent Inc. in August 1998. Mr. Emerson resigned as director of Livent Inc. in November 1998.

H. Garfield Emerson, Q.C., 63, resides in Toronto, Ontario and has been a director of RCI since November 1989 and Chairman of the Board since March 1993. Mr. Emerson is also a director of the CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Wireless Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is the past Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. He is a former director of the University of Toronto Asset Management Corporation and member of the Business Board of the University of Toronto. Mr. Emerson joined Fasken Martineau DuMoulin LLP, a national law firm, in August, 2001 as National Chair and a senior partner and leader of the firm’s mergers and acquisitions practice. In 1990, Mr. Emerson established NM Rothschild and Sons Canada Limited, an investment banking firm affiliated with the Rothschild international investment and merchant bank, and, from 1990 to 2001, served as its President and Chief Executive Officer. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck, Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

Philip B. Lind, C.M., 60, resides in Toronto, Ontario and has been a director of the RCI since February, 1979. Mr. Lind is Vice-Chairman of the Corporation. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice-President, Programming and Planning. Mr. Lind is also a director of Brascan Corporation, Canadian General Tower Limited, Council for Business and the Arts, Rogers Media Inc., The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S.; and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Edward S. Rogers, O.C., 70, resides in Toronto, Ontario and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers is also a director and Chairman of Rogers Wireless Communications Inc., Chairman of Rogers Cable Inc., Vice-Chairman of Rogers Media Inc., and President and Chief Executive Officer of Rogers Telecommunications Limited. Mr. Rogers also serves as a director of the Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

Alan D. Horn resides in Toronto, Ontario and has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

Ronan D. McGrath resides in Toronto, Ontario and has served as President, Rogers Shared Services and Chief Information Officer of RCI since 1996, prior to which Mr. McGrath served as Chief Information Officer of Canadian National Railways.

Nadir H. Mohamed, 47, a resident of Toronto, Ontario, is President and Chief Executive Officer of RWCI and has been a director of RWCI since June 2001. From 2000 to August 2001, Mr. Mohamed served as RWCI’s President and Chief Operating Officer. From 1999 to 2000, he served as Senior Vice President, Marketing and Sales of Telus Communications Inc. From 1981 to 1999, Mr. Mohamed held several senior management positions at BC Tel (predecessor to Telus Communications Inc.) and BC Tel Mobility, most recently serving as President and Chief Operating Officer of BC Tel Mobility from 1997 to 1999. Mr. Mohamed is a director of Sierra Wireless, Inc. and Cinram International Inc.

Edward Rogers, 34, resides in Toronto, Ontario and has been a director of RCI since May 1997. Mr. Rogers is President and Chief Executive Officer, Rogers Cable Communications Inc. Mr. Rogers also serves as a director of Rogers Wireless Communications Inc., Rogers Media Inc., SportsNet Inc., the Toronto Blue Jays and Futureway Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia, 1993-1996, and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., 1996-1998; Vice-President and General Manager, GTA, Rogers Cable Inc., 1998-2000; and Senior Vice-President, Planning and Strategy, RCI, 2000-2002. Mr. Rogers holds a B.A., University of Western Ontario.

Anthony P. Viner resides in Toronto, Ontario and has served as Senior Vice President, Media of RCI since 1995. From 1992 to 1995, Mr. Viner served as Senior Vice President, Broadcasting of RCI. Mr. Viner serves as a Director and as President and Chief Executive Officer of Rogers Media Inc. Mr. Viner joined Rogers Broadcasting Limited as Executive Vice President and General Manager of CFTR/CHFI in February 1982 and, in September 1989, was appointed President of Rogers Broadcasting Limited and CFMT-TV.

Alexander R. Brock resides in Toronto, Ontario and was appointed as Vice President, Business Development of RCI in 2001. Mr. Brock has been associated with Rogers in various executive capacities since 1995.

Donald B. Burt resides in Toronto, Ontario and was appointed Vice President, Human Resources of RCI in 1998. From 1996 to 1998, Mr. Burt served as Vice President, Human Resources of Wireless and RWCI.

Michele M. Cotton resides in Toronto, Ontario and has been Vice-President, Capital Reporting of RCI since 2003. Ms. Cotton served as Vice President, Rogers Wireless from 2002 to 2003.

M. Lorraine Daly resides in Toronto, Ontario and has been Vice-President, Treasurer of RCI since 1989. Ms. Daly has served as Vice President, Treasurer of Rogers Wireless since 1991 and has also served as Vice-President, Treasurer of Cable since 1989. Ms Daly has been associated with RCI since 1987.

Bruce D. Day resides in Toronto, Ontario and has served as Vice President, Corporate Development of RCI since 1991. Mr. Day has been associated with Rogers since 1984.

Kenneth G. Engelhart resides in Toronto, Ontario and has served as Vice President, Regulatory Law since 1992 and has been associated with RCI since 1990.

Gregory J. Henderson resides in Burlington, Ontario and has served as Vice President, Group Controller since 1999. From 1993 to 1999, Mr. Henderson served as an Officer of Wireless and RWCI, most recently as Vice President, Controller.

Jan L. Innes resides in Toronto, Ontario and has served as Vice President, Communications of RCI since 1995.

Roger D. Keay resides in Toronto, Ontario and has served as Vice President, Technology of RCI since 1990.

Bruce M. Mann resides in Toronto, Ontario and has served as Vice President, Investor Relations of RCI since 2001. From 1998 to 2001, Mr. Mann served as Vice President, Investor Relations of Metronet Communications Inc. and, from 1986 to 1998, he was associated with US West, Inc., most recently as Investor Relations Director.

Graeme H. McPhail resides in Toronto, Ontario and has served as Vice President and Associate General Counsel of RCI since 1996, prior to which Mr. McPhail served as Associate General Counsel. Mr. McPhail has been associated with RCI since 1991. Mr. McPhail has also served as Vice President Associate General Counsel of Wireless and RWCI since 1996.

David P. Miller resides in Toronto, Ontario and has served as Vice President, General Counsel of RCI since 1987 and as Secretary of RCI since 2002. Mr. Miller has also served as Vice President, General Counsel and Secretary of Wireless and RWCI since 1991.

Melinda M. Rogers, 33, resides in Toronto and has been a director of RCI since May 2002. Ms. Rogers also serves as a director of Rogers Cable Inc., The Ontario Media Development Corporation, STSN Inc. and the Jays Care Foundation. Ms. Rogers was appointed Vice-President, Venture Investments of RCI in September 2000. Prior to joining RCI, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.

Thomas A. Turner, Jr. resides in Toronto, Ontario and has served as Vice President, Convergence of RCI since 2001. Mr. Turner has been associated with Rogers since 1992.

E. Jennifer Warren resides in Toronto, Ontario and has served as Vice President and Assistant General Counsel of RCI since 2000. Ms. Warren served as Legal Counsel of RCI from 1996 to 2000.

David J. Watt resides in Toronto, Ontario and has served as Vice President, Business Economics of RCI since 1999. From 1995 to 1999, Mr. Watt served as Vice President, Telecom Affairs of RCI, during which time Mr. Watt was seconded to the Canadian Cable Television Association as Senior Vice President, Economics and Telecommunications.

Richard Wong resides in Toronto, Ontario and has served as Vice President, Business Performance of RCI since 2003. From 2001 to 2003 Mr. Wong was Senior Vice President, Finance for the Toronto Blue Jays.

Daphne Evans resides in Toronto, Ontario and has served as Assistant Secretary of RCI since 2002. Ms. Evans has been an officer of RCI since 1979, serving as Secretary from 1993 to 2002 and as Assistant Secretary prior to 1993. Ms. Evans also serves as Assistant Secretary of RCI’s subsidiaries.

Ronald D. Besse, 65, resides in Toronto, Ontario and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation. Mr. Besse is also a director of CML Healthcare Inc., C.I. Fund Management Inc., Luxembourg Cambridge Holding Group and Rogers Media Inc. Mr. Besse graduated from Ryerson Polytechnical University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and past President, Canadian Book Publishers’ Council.

Thomas I. Hull, 72, resides in Toronto, Ontario and has been a director of RCI since February 1979. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Wireless Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Robert W. Korthals, 70, resides in Toronto, Ontario and has been a director of RCI since February 1995. Mr. Korthals is currently Chairman of the Ontario Teachers’ Pension Plan Board and a director of Cognos Inc., Rogers Cable Inc., Suncor Energy Inc., Mulvihull Exchange Traded Open-End Funds and Jannock Properties Ltd. Mr. Korthals joined The Toronto Dominion Bank in 1967, was appointed President in 1981, and served in this capacity until 1995. Mr. Korthals holds a B.Sc., Chemical Engineering, University of Toronto, and an M.B.A., Harvard Business School.

Alexander Mikalachki, 70, resides in London, Ontario and has been a director of RCI since June 1999. Mr. Mikalachki is also a director of The Independent Order of Foresters, Pacific and Western Credit Inc., and SimEx Inc. Mr. Mikalachki served as Acting Dean, 1989-90, Associate Dean, Programs, 1981-1991 and Professor Emeritus, 2000, Richard Ivey School of Business, University of Western Ontario. Mr. Mikalachki holds a B. Comm., Sir George Williams College and an M.B.A., Ph.D., Ivey Business School, University of Western Ontario.

The Hon. David R. Peterson, P.C., Q.C., 60, resides in Toronto, Ontario and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP and Chairman of Cassels•Pouliot•Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres

Limited, Industrielle Alliance Assurance Company and National Life Assurance Company, Rogers Wireless Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, 65, resides in Toronto, Ontario and has been a director of RCI since December 1979. Mrs.Rogers also serves as a director of Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

William T. Schleyer, 52, resides in Rye Beach, New Hampshire and has been a director of RCI since August 1998. Mr. Schleyer is Chairman and Chief Executive Officer of Adelphia Communications Corp. He previously served as President and Chief Executive Officer, AT&T Broadband, as a principal in Pilot House Ventures, where he served as a liaison between investors and entrepreneurs, as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard.

Ian H. Stewart, Q.C., 70, resides in Victoria, British Columbia and has been a director of RCI since July 1990. Mr. Stewart resigned from his position as Assistant Secretary in April 2003. Mr. Stewart is a member of the Law Society of British Columbia and President of Appin Investments Limited. Mr. Stewart is a former alderman of the City of Victoria, a former member and long-time Chair of the Board of Governors of the University of Victoria, and a past President of the B.C. Automobile Dealers Association. Mr. Stewart holds a B.A. and an LL.B., University of British Columbia.

Peter C. Godsoe, O.C, 65, resides in Toronto, Ontario and has been a director of the Corporation since October, 2003. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia since 1966. Mr. Godsoe is also director of Empire Company Limited, Fairmont Hotels & Resorts, Ingersoll-Rand company, Lonmin PLC and Templeton Emerging Markets Investment Fund. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a C.A. and a Fellow of the Institute of Chartered Accountants of Ontario.

John A. Tory, Q.C., 74, resides in Toronto, Ontario and has been a director of RCI since December 1979. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

J. Christopher C. Wansbrough, 71, resides in Toronto, Ontario and has been a director of RCI since December 1982. Mr. Wansbrough is Chairman, Rogers Telecommunications Limited. Mr. Wansbrough also served as President of National Trust Company and Chairman of the Board of Omers Realty Corporation. Mr. Wansbrough serves as a director of United Corporations Ltd., Rogers Wireless Communications Inc., Rogers Cable Inc. and Rogers Media Inc. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation and The Independent Order of Foresters. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

W. David Wilson, 59, resides in Toronto, Ontario and has been a director of RCI since February 1979. Mr. Wilson is Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. Mr. Wilson joined McLeod Young Weir Limited in 1971 and became Managing Director, Corporate Finance Department in 1984, President and Deputy Chief Executive Officer, ScotiaMcLeod, in 1993 and Chairman and Chief Executive Officer of Scotia Capital Markets in 1998 and Vice-Chairman, Bank of Nova Scotia in 2002. Mr. Wilson is a director of University of Toronto Press and the Art Gallery of Ontario and a member of he Dean’s Advisory Council for the Schulich School of Business, York University and the 5-year Review Committee (reviewing the Securities Act (Ontario). Mr. Wilson holds a B. Comm., University of Toronto and an M.B.A., York University.

ITEM 9 — ADDITIONAL INFORMATION

General

The Company shall provide to any company or person, upon request to the Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the information circular to the Company in respect of its most recent annual meeting of shareholders that involve the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above;

or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 9th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416-935-7777).

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders and material transactions is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto. Detailed information concerning the Company’s significant accounting policies and Canadian and United States accounting policy differences is presented in Notes 2 and 22, respectively.